

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 30, 2009

Mr. William B. Plummer
Chief Financial Officer, United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

Re: **United Rentals, Inc.**
United Rentals (North America), Inc.
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement, April 30, 2009
Form 10-Q for the quarter ended March 31, 2009
File Nos. 1-14387 and 1-13663

Dear Mr. Plummer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

EBITDA GAAP Reconciliation, page 25

1. Your current presentation of "EBITDA," "Pro-forma EBITDA" and "Adjusted EBITDA" here as well as in your Form 10-Q for the period ended March 31, 2009 and your Form 8-K filed on April 30, 2009 does not appear to comply with Item 10(e) of Regulation S-K. Please either delete your presentation of these non-GAAP measures in future filings or provide us a comprehensive explanation regarding why you believe these measures are appropriate and how you believe they comply with the requirements of Item 10(e) as a non-GAAP performance measure. To the extent that you are able to demonstrate the appropriateness of these measures and you continue to present them, please ensure that your disclosures specifically address the following:

   - Provide a more substantive and comprehensive discussion regarding how these measures provide useful information to investors.
   - Provide a more comprehensive discussion regarding why you believe these measures are reflective of changes in pricing decisions, cost controls and other factors that affect your operating performance.
   - Provide a comprehensive discussion regarding why you believe each item excluded from these measures is not indicative of your ongoing core operations. In this regard, it appears to us that many of these items are necessary recurring costs of running your business.
   - For each item you eliminate, please also present a discussion of the underlying nature of the item, why you eliminate it and the limitations associated with any performance measure that excludes each item.
   - Revise to eliminate your inclusion of the goodwill impairment charge that is included in your Form 10-K for the year ended December 31, 2008 and stock based compensation expense that is included in your Form 10-Q for the period ended March 31, 2009 in your presentation of EBITDA as these items to not comply with the term as defined. If you choose to include these items in an adjusted EBITDA measure, please provide a specific and comprehensive discussion regarding why eliminating your stock based compensation expense is appropriate given that it appears to be a typical cost of running your business and why your believe your goodwill impairment charge is a non-recurring expense and is not expected to recur in two years.

Critical Accounting Policies, page 26

General

2. In future filings please enhance your critical accounting policies to discuss events which may trigger an impairment analysis of your rental equipment and your property and equipment and a thorough description of the qualitative and quantitative factors you may consider in determining if an impairment analysis is necessary. Also, please disclose in future filings whether you have performed a recent impairment test pursuant to SFAS 144. Please explain any qualitative and quantitative factors you considered. Specifically address the following:

    *   Identify the nature of your asset groups and provide a more comprehensive discussion of how you estimate the future cash flows of your asset groups to test them for recoverability. Refer to paragraphs 16 – 21 of SFAS 144;
    *   Identify those asset groups for which their undiscounted cash flows are not materially different from their carrying amount and quantify the carrying amount of those assets groups. In this regard, your disclosures should clearly communicate to investors the amount of your rental equipment that is at-risk for impairment, as this is your largest asset;
    *   Quantify the material assumptions (ranges and/or weighted averages) underlying your undiscounted cash flow analyses and quantify the potential impact of changes in each material assumption by providing sensitivity analyses.
    *   Discuss quantitative information regarding any significant known trends;
    *   Discuss any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Useful Lives of Rental Equipment and Property and Equipment, page 27

3. With a view towards future disclosure, please provide us with a quantified discussion of your estimates of the useful lives and salvage value and a sensitivity analysis of these assumptions based upon reasonably likely changes. Reference Release No. 33-8350.

Evaluation of Goodwill Impairment, page 27

4. Please provide us with a specific and comprehensive discussion regarding how you determined that your reporting units were your regions. In this regard, please tell us what consideration you have given to whether your branches or districts were your reporting units. Reference paragraph 30 of FAS 142.

5. It appears that any additional impairment of your goodwill may have a significant impact on your results. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

    *   A quantitative discussion of each of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
    *   A qualitative and quantitative discussion of any reporting units that are at risk for impairment, including the amount of goodwill allocated to those units.
    *   How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
    *   Quantitative information regarding any significant known trends;
    *   Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

    Please tell us your intentions with regard to these disclosures.

Income Taxes, page 28

6. Tell us and revise future filings to disclose the basis for your determination that deferred tax assets will be realized in the future. Please enhance your future disclosures by identifying the positive and negative evidence you consider besides the legal entity or consolidated groups historical and projected financial results when determining if a valuation allowance was necessary. Refer to paragraphs 23 and 24 of SFAS 109.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 48
Rental Equipment, page 48

7. Please revise future filings to disclose the costs incurred from refurbishment programs for each period presented. Such disclosure will allow readers to better understand your capital expenditures.

Revenue Recognition, page 50

8. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the circumstances in which you recognize incremental revenue. In addition, please revise future filings to disclose the amount of incremental revenue recognized for each period presented.

4. Segment Information, page 53

9. We note that you are currently reporting in two segments: general rentals and trench safety, pump and power. Based on your description on page four, your organization appears to be organized by branch, then by district and then by region. We also note that your general rentals segment includes the rental of construction, infrastructure, industrial and homeowner equipment and related services. Please clarify if each of your branches generates revenue from each of these types of equipment rentals and services. In addition, please provide us with a detailed explanation of how you determined both your operating segments and your reportable segments. Your response should specifically identify each of your operating segments. If you have aggregated any operating segments, please tell us why you believe this aggregation is appropriate based on the guidance found in paragraph 17 of SFAS 131 and EITF 04-10.

Exhibit 10(ss), page 93

10. We note that you have omitted the schedules and exhibits to Exhibit 10(ss), which you incorporate by reference to the Form 8-K filed June 12, 2008. Please provide us with a complete copy of each of the omitted schedules and exhibits for this exhibit. In addition, please provide us with an explanation as to why you have omitted the schedules and exhibits to these exhibits.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Annual Performance-Based Cash Incentives, page 22

11. In the first full paragraph on page 24, you disclose that Messrs. Fahey and DeWitt received discretionary upward adjustments to their payments under the Corporate Plan. Please tell us the dollar amounts of these adjustments and, in future filings, please disclose the dollar amount of any similar adjustments.

12. Please tell us supplementally, with a view toward future disclosure, your reasons for modifying the business criteria that measure the named executive officers' performance for 2009.

Severance and Change in Control Benefits, page 28

13. We note that certain executive officers are entitled to receive payments in connection with the change-in-control provisions in their severance agreements. With a view towards future disclosure, please tell us how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Also, please tell us how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2009

Item 2. Management's Discussion and Analysis

Executive Overview, page 20

14. We note some deterioration in revenues, gross profit, and net income during your first quarter. While we note instances were you have highlighted this deterioration in the discussion of your results of operations, it appears that a more robust discussion of the downturn in the overall economy is necessary in order to provide readers with a full understanding of management's views regarding the downturn in the overall economy, its impact on the company and management's plans to address this impact. This discussion should provide detailed information regarding your customers, recent rental activity, expected trends, management's response for managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Loan and Covenants Compliance, page 25

15. We note your statement that any failure to be in compliance with any material provision or covenant of your debt agreements could have a material adverse effect on your liquidity and operations. Given the importance of available funding to your business, please revise future filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow an investor to more easily understand your current status in meeting your financial covenants

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Chambre Malone, Attorney, at (202) 551-3262, Dietrich King, Attorney, at (202) 551-3338or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief